UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Anthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03674U102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674U102		13 G

1	Names of Reporting Persons. HBM BioCapital (EUR) L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock

	6	Shared Voting Power 1,702,471 shares Common Stock (2)

	7	Sole Dispositive Power 0 shares of Common Stock

	8	Shared Dispositive Power 1,702,471 shares Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,471 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2%(3)

12	Type of Reporting Person* PN

(1)  This Schedule 13G is filed by HBM BioCapital (EUR) L.P., a Cayman Islands limited partnership (“BioCapital EUR”), HBM BioCapital (USD) L.P., a Cayman Islands limited partnership (“ BioCapital USD”) and HBM BioCapital Ltd., a Cayman Islands limited company (“BioCapital Ltd.,” together with BioCapital EUR and BioCapital USD, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 1,307,840 shares of Common Stock held by BioCaptial EUR and  139,263 shares of Common Stock issuable upon exercise of warrants and (ii) 230,793 shares of Common Stock and 24,575 shares of Common Stock issuable upon exercise of warrants held by BioCapital USD. BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 14, 2011.

(3)  This percentage is calculated based upon the 32,835,437 shares of Common Stock outstanding as of November 10, 2010, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2010.

CUSIP No. 03674U102		13 G

1	Names of Reporting Persons. HBM BioCapital (USD) L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock

	6	Shared Voting Power 1,702,471 shares Common Stock (2)

	7	Sole Dispositive Power 0 shares of Common Stock

	8	Shared Dispositive Power 1,702,471 shares Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,471 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* PN

(1)  This Schedule 13G is filed by HBM BioCapital (EUR) L.P., a Cayman Islands limited partnership (“BioCapital EUR”), HBM BioCapital (USD) L.P., a Cayman Islands limited partnership (“ BioCapital USD”) and HBM BioCapital Ltd., a Cayman Islands limited company (“BioCapital Ltd.,” together with BioCapital EUR and BioCapital USD, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 1,307,840 shares of Common Stock held by BioCaptial EUR and  139,263 shares of Common Stock issuable upon exercise of warrants and (ii) 230,793 shares of Common Stock and 24,575 shares of Common Stock issuable upon exercise of warrants held by BioCapital USD. BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 14, 2011.

(3)  This percentage is calculated based upon the 32,835,437 shares of Common Stock outstanding as of November 10, 2010, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2010.

CUSIP No. 03674U102		13 G

1	Names of Reporting Persons. HBM BioCapital Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock

	6	Shared Voting Power 1,702,471 shares Common Stock (2)

	7	Sole Dispositive Power 0 shares of Common Stock

	8	Shared Dispositive Power 1,702,471 shares Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,471 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* CO

(1)  This Schedule 13G is filed by HBM BioCapital (EUR) L.P., a Cayman Islands limited partnership (“BioCapital EUR”), HBM BioCapital (USD) L.P., a Cayman Islands limited partnership (“ BioCapital USD”) and HBM BioCapital Ltd., a Cayman Islands limited company (“BioCapital Ltd.,” together with BioCapital EUR and BioCapital USD, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 1,307,840 shares of Common Stock held by BioCaptial EUR and  139,263 shares of Common Stock issuable upon exercise of warrants and (ii) 230,793 shares of Common Stock and 24,575 shares of Common Stock issuable upon exercise of warrants held by BioCapital USD. BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 14, 2011.

(3)  This percentage is calculated based upon the 32,835,437 shares of Common Stock outstanding as of November 10, 2010, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2010.

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 15, 2010 (the “Schedule 13G”). Terms defined in the Schedule 13G and used herein are as so defined in the Schedule 13G.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G/A is provided as of February 14, 2011:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1,2)
HBM BioCapital (EUR) L.P.	1,447,103	0	1,702,471	0	1,702,471	1,702,471	5.2%
HBM BioCapital (USD) L.P	255,368	0	1,702,471	0	1,702,471	1,702,471	5.2%
HBM BioCapital Ltd. (3)	0	0	1,702,471	0	1,702,471	1,702,471	5.2%

(1)  Represents the number of shares of Common Stock currently underlying all securities held by the Reporting Person.

(2)  This percentage is calculated based upon the 32,835,437 shares of Common Stock outstanding as of  November 10, 2010, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2010.

(3)  BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 14, 2011.

Item 10	Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d—1(b):

Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d—1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d—1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d—1(b)(1)(ii)(J):

Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d—1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

HBM BioCapital (EUR) L.P

By:	HBM BioCapital Ltd.
Its:	General Partner

By:	/s/ John Arnold
John Arnold
Chairman & Managing Director

HBM BioCapital (USD) L.P.

By:	HBM BioCapital Ltd.
Its:	General Partner

By:	/s/ John Arnold
John Arnold
Chairman & Managing Director

HBM BioCapital Ltd.

By:	/s/ John Arnold
John Arnold
Chairman & Managing Director